December 4, 2008
VIA EDGAR, COURIER AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Jennifer R. Hardy, Legal Branch Chief

Re:	Titanium Asset Management Corp.
Form 10-12G, Amendment No. 2 (the “Form 10”)
Filed on November 4, 2008
File No. 000-53352
Ladies and Gentlemen:
          On behalf of Titanium Asset Management Corp. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated November 20, 2008. For your convenience, the responses are keyed to the comments in the letter. Capitalized terms used but not defined in this letter have the respective meanings given to them in the Form 10.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 12
1.	You disclose on page 14 that the performance of Attalus investment strategies is important to you because it is the single largest source of revenues for NIS. Since your results of operations, financial condition, liquidity and/or cash flows could be significantly impacted by the performance of the underlying investments under management, revise your MD&A in future filings to quantify investment performance from period to period. Performance information should be provided on a disaggregated basis by type of security (e.g. fixed income), type of industry (e.g. real estate, manufacturing, retail), or some other meaningful basis.
          As the Company has done in the Financial Overview section in MD&A, the Company will continue in future filings to include assets under management (and the changes thereto) at successive quarter ends, including the amounts and changes in assets managed by Attalus.

Division of Corporation Finance
Securities and Exchange Commission
December 4, 2008

Assets under management are influenced by three variables: the addition of new accounts (or contributions to existing accounts), the termination of accounts (or withdrawals from existing accounts) and investment performance. The changes in assets under management as a result of these factors have greater or lesser impact on revenues and cash flows depending on the investment advisory fee paid by the affected accounts, which is influenced by the size of the account, the investment strategy employed and the portfolio composition. As noted in the discussion under “Business — Our Clients,” the Company had over 2,400 individual client accounts as of June 30, 2008, changes in the value of which or the loss of which would have different effects on the Company’s revenues and cash flows. One example would be a portfolio invested solely in common equity. A $100,000 change in a $2,000,000 common equity portfolio in a non-wrap arrangement with Wood would represent a $1,000 swing in annualized fees; the same change in an account with assets under management of $6,000,000 would represent a $750 swing. A wrap arrangement would vary still. Fees are also different for the same types of investments (e.g., common equity) among subsidiaries, with NIS’s fees for small cap accounts of less than $5,000,000 bearing a fee that is 75% of the Wood rate. Industry performance (i.e., real estate, retail or manufacturing) does not play a factor in determining fees — it is only the aggregate resulting change in common equity that has any influence. By the same token, a switch in investment strategies can significantly drive a change in revenues; for example, an account may maintain the same level of assets under management by NIS, but switch its strategy with respect to the underlying mix of assets from 100% small cap equities to fixed income. The effect of such a switch would be to cut the investment advisory fee from 75 basis points to 30 basis points.
          Because of the individual nature of its approximately 2,400 accounts (as well as the fact that assets under management and their composition are altered by the addition and termination of accounts and changes in strategy and not just performance), the Company does not believe that providing performance information by broad securities classes will provide information that would prove useful to investors. Such information would not necessarily have a high correlation to what actually occurs and hence may be potentially misleading. Further, including performance information creates a potential tension with the Commission’s own requirements with respect to “advertising” by investment advisors — a term the Commission and the courts appear to construe rather broadly. Although Investment Advisers Rule 206(4)-1 does not specifically address performance advertising, it is effectively covered by subparagraph 5’s general prohibition against distribution of advertising that contains any untrue statement of a material fact or is otherwise false and misleading — which, according to the Staff, depends on the facts and circumstances of its use. In fact, it is the Company’s understanding that until the late 1970s, when the Staff adopted its current facts and circumstances approach, the Staff took the

Division of Corporation Finance
Securities and Exchange Commission
December 4, 2008

position that most performance advertising was per se fraudulent. Even if securities class performance data were meaningful to the Company’s investors, the current approach would arguably require compliance with the presentation requirements articulated in the Clover Capital Mgmt. Inc. No-Action Letter (Avail. Oct. 28, 1986) and other related no action letters. See, e.g., Securities Industry Association No-Action Letter (Avail. Nov. 27, 1989), J.P. Morgan Investment Mgmt., Inc. No-Action Letter (Avail. May 7, 1996) and Association for Investment Management and Research No-Action Letter (Avail. Dec. 18, 1996). Such compliance would require adding layers of disclaimers and assumptions to data actually being presented for other purposes. The Company therefore respectfully requests that the Commission withdraw this comment.
Quantitative and Qualitative Disclosures About Market Risk, page 23
2.	You disclose on page 13 that the majority of your operating revenues are derived from investment advisory fees which are calculated based on a percentage of the market value of assets under management. Please show us how you will revise your future filings to provide the market risk disclosures required by Item 305 of Regulation S-K. Since your results of operations appear significantly affected by changes in the fair value of assets under management, consider including a sensitivity analysis demonstrating how the magnitude of selected hypothetical changes in the market value of assets under management could affect your results of operations, financial condition, cash flows and liquidity. Your disclosure should also quantify (to the extent possible), information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filing, such as known redemptions and/or notices of expected redemptions.
          The Company will disclose in future filings information with respect to known changes in assets under management occurring subsequent to its latest balance sheet, but prior to the date of filing of the applicable periodic report. For the reasons set forth in response to Comment 1, the Company does not believe that a sensitivity analysis of hypothetical market movements would provide meaningful information to investors and could potentially be misleading. The Company therefore respectfully requests that the Commission withdraw this comment. In addition, so long as the Company remains a smaller reporting company, the Company is not required to provide the disclosures required by Item 305 of Regulation S-K.

Division of Corporation Finance
Securities and Exchange Commission
December 4, 2008

Controls and Procedures, page 24
3.	Please revise future filings to describe how you have addressed (or plan to address) the material weakness in your internal control over financial reporting that led to a restatement of your results as of and for the period ended June 30, 2008. Your disclosures should include a discussion of any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
          The Company has taken steps to correct the material weakness in its financial reporting procedures with respect to accounting and reporting for intangible assets by enhancing its internal monitoring and reporting processes. The Company has formalized a monitoring process specifically tailored to intangible assets that will be reviewed by certain members of management as part of the quarterly and annual close procedures. In addition, the Company is in the process of adding focused resources, including incremental professional personnel, to support its financial reporting controls. The Company believes these changes will be effective in addressing the noted material weakness and future filings will include a description of these actions as applicable.

Division of Corporation Finance
Securities and Exchange Commission
December 4, 2008

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
A letter from the Company acknowledging the foregoing is included with this correspondence.
          Please contact the undersigned at (415) 773-5749 with any questions concerning these responses.
Very truly yours,
/s/ Barbara M. Lange
Barbara M. Lange

TITANIUM ASSET MANAGEMENT CORP.
777 East Wisconsin Avenue, Suite 2350
Milwaukee, WI 53202-5310
December 4, 2008
VIA EDGAR, COURIER AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Jennifer R. Hardy, Legal Branch Chief

Re:	Titanium Asset Management Corp.
Form 10-12G, Amendment No. 2 (the “Form 10”)
Filed on November 4, 2008
File No. 000-53352
Dear Ms. Hardy:
In response to the November 20, 2008 comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment No. 2 to the Form 10 registration statement filing by Titanium Asset Management Corp. (the “Company”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Titanium Asset Management Corp.
By:	/s/ Larry Haslee
Larry Haslee
Chief Financial Officer and Secretary